SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2009

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item

1.	Press release regarding third quarter 2009 preliminary results.

Press Release

Corporate Division of Communication	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. (34) 917 538 100 (34) 917 538 000 Fax (34) 917 532 821 www.repsol.com

Madrid, November 12th 2009

Number of pages: 16

Nine-Month 2009 Earnings

RECORD EXPLORATORY CAMPAIGN IN 2009

REPSOL POSTS NET INCOME OF

1.257 BILLION EUROS

•	In line with the rest of the industry, net income fell 55.4%, due to the sharp decline in international oil (-49%) and gas prices (-60%) and Spanish refining margins (-74.3%).

•	The company’s operating income registered an improvement compared to the previous quarter, a reflection of a slightly improved economic situation.

•	The company has carried out a record exploration campaign during 2009 with 15 finds, including 2 in Brazil and Venezuela which are amongst the world’s biggest discoveries.

•

During October, the potential of the Shenzi field in the deepwater Gulf of Mexico (United States) was confirmed, with current production above 120,000 barrels per day representing 20% more than initial expectations.

•	Repsol Chairman Antonio Brufau said “the recent discoveries constitute a great value potential for the company and consolidate the transformation of its business structure.”

Press Release

Repsol posted net income of 1.257 billion euros during the first 9 months of 2009, in an environment severely affected by the fall of oil and natural gas prices. Net income fell 55.4% compared to the same period in 2008, in line with the rest of the industry.

Repsol’s operating income was 2.484 billion euros, 51% less than in the first nine months of 2008. Nevertheless, during the third quarter of 2009 operating income experienced a slight improvement compared to the previous quarter, a reflection of the signs of recovery in the economic environment.

SHARP FALL IN INTERNATIONAL OIL AND GAS PRICES

During the first 9 months the year, oil industry earnings have been severely affected by the fall in demand and prices of oil and natural gas, as well as by production restrictions imposed by OPEC and the sharp fall in Spanish refining margins.

Brent crude averaged $57.3/bbl, 48.4% less than the $111.1/bbl recorded in the first 9 months of 2008. West Texas averaged $57.3/bbl, compared with $113.5/ bbl in the same period of the previous year, a fall of 49.5%. The average Henry Hub price for gas in the first 9 months of 2009 was $3.9/MBtu compared to $9.7/MBtu in the previous year, a fall of 59.8%. Refining margins in Spain declined 74.3% in the period from $7/bbl to $1.8/bbl.

FINANCIAL SITUATION AND DEBT

The company’s 1.5 billion-euro extraordinary savings plan developed in response to the current economic environment is being implemented successfully. As well as reducing corporate expenditure and freezing the Chairman, Board and executives’ salaries, Repsol continues to negotiate with suppliers to adapt existing contracts to the existing macroeconomic conditions.

The company’s net debt at the end of September 2009 was 10.575 billion euros, meaning a rise of 170 million euros compared to the previous quarter, even though the company paid a final dividend for 2008 of 641 million euros. The net debt-to-capital employed ratio stood at 29.6% at the end of the quarter.

Without including the consolidation of Gas Natural, the company’s net debt was 4.062 billion euros at the end of the third quarter, with a net debt-to-capital employed ratio of 14.2%.

Press Release

PRODUCTION POTENTIAL CONFIRMED IN BRAZIL, VENEZUELA AND THE USA

During 2009, Repsol had an unprecedented success in its exploration campaign, reporting a record 15 oil and gas discoveries, including its biggest ever gas discovery in Venezuela. Because of these activities, Repsol has incorporated great volumes of resources that will help reserves and production growth over the next years.

Since the announcement of the first half 2009 earnings, Repsol has made discoveries in West Abare in Brazil, Perla 1X in Venezuela, and Venus B-1 in Sierra Leone.

In Brazil in block BM-S-9 of Brazil’s deep water Santos Basin, Repsol made a new oil and gas discovery (well Abare West), which adds to those of the Vampira well, and the Panoramix, Piracuca and Iguazu discoveries, announced in the first half of 2009.

Also in Brazil, initial production tests in the Guara well in Brazil’s Santos Basin have been completed, giving estimations of recoverable volumes of light crude and gas at between 1.1 billion and 2 billion barrels of oil equivalent. Due to the field’s potential, the consortium will install a Floating Production, Storage and Offloading vessel (FPSO) to produce 120,000 boe/d, which would make it the second producing field in the Santos Basin.

In Venezuela, Repsol has confirmed its biggest ever gas discovery and the largest find of its kind made in that country. The field contains recoverable gas volumes of between 1 and 1.4 billion barrels of oil equivalent.

In the Gulf of Mexico (USA), the company made a new find in the Buckskin well in the first half of the year. This adds to the new finds in the Shenzi fields in the G109 and Shenzi-8 fields that indicate important oil resources. Oil production in the Shenzi field has beaten initial expectations by 20%.

Also in September, a discovery in Block SL 6/07 was made in the Venus B-1 well in Sierra Leone, indicating the potential of the previously unexplored area.

Upstream (Exploration and Production) operating income for the first 9 months of the year reached 618 million euros, representing a fall of 69.1% compared to the same period first half of 2008, mainly because of a sharp decline in oil and gas prices from the record highs registered in 2008.

Total hydrocarbons production was 328,297 of barrels of oil equivalent per day compared to 333,540 in the same period of the previous year, a 1.6% decline, due to the fall in demand in Venezuela and Brazil and a programmed maintenance stop in a gas plant in Algeria. When corrected for regulatory and contractual changes, and for the production restrictions imposed by OPEC, output would have increased 4.8% thanks the start of production in Shenzi.

Press Release

During the first 9 months of 2009, investment in exploration and production increased by 9.8% to 942 million euros. Development funds were assigned mainly to the USA, Trinidad & Tobago and Libya.

In the first 9 months of the year, the liquefied natural gas (LNG) business posted operating income of 39 million euros compared to 88 million euros of the same period of the previous year, representing a 55.7% decline. This fall is due to the lower international gas prices and the Spanish electricity pool prices, as well as lower marketing margins and volumes. Investments of this period reached 103 million euros and were assigned mainly to the Canaport LNG plant.

SHARP FALL IN REFINING MARGINS

Downstream operating income in the first 9 months of the year was 766 million euros compared to 1.540 billion euros during the same period of previous year, representing a 50.3% fall due to a decline in refining margins and the accounting effect of the cost of inventories.

The savings plan implemented by the company has reduced fixed costs in refining and helped compensate for the effects of weak refining margins in 2009. Additionally, the good results from the LPG and Marketing business during the third quarter have contributed positively to this business results.

Investment in the Downstream unit was 1.209 billion euros, mainly assigned to projects in progress in Cartagena and Bilbao.

IMPROVED REALISATION PRICES IN YPF

In the first 9 months of 2009, the operating income at YPF fell 36.6% to 663 million euros.

Profit declined despite a price increase for gas and service stations products, which did not fully compensate for lower demand nor for lower revenue from products sold in Argentina but referenced to international crude prices, export caps and an unfavourable exchange rate.

During the period, YPF production was 587,980 boe/d a 5.6% decline compared to the same period of last year, in line with the natural decline of maturing fields typical of these areas, and a workers strike in the third quarter. Investments of 618 million euros were mainly assigned to developing, exploration and production projects.

Press Release

POSITIVE IMPACT OF THE GAS NATURAL-UNION FENOSA MERGER

Gas Natural SDG in the first nine months of 2009 posted an operating income of 560 million euros against 423 million euros in the same period of previous year, a rise of 32.4%.

The increase in profits included the positive impact of incorporating the results of Union Fenosa in Gas Natural.

The 4,840 million euros invested by Gas Natural was mainly used to increase that company’s participation in Union Fenosa, as well as electricity generation and distribution activities.

Press Release

REPSOL YPF 2008 RESULTS

(Million Euro)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	January – September		Change
	2008	2009	%
Adjusted net income	2,570	1,148	(55.3)
CCS adjusted net income	2,228	964	(56.7)
Adjusted operating income	5,007	2,228	(55.5)
CCS adjusted operating income	4,452	1,932	(56.6)

REPSOL YPF SUMMARISED INCOME STATEMENT

(Million Euro)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	January – September		Change
	2008	2009	%
EBITDA	7,358	4,803	(34.7)
Adjusted operating income	5,072	2,484	(51.0)
Financial expenses	(236)	(278)	(17.8)
Income before income tax and income of associates	4,836	2,206	(54.4)
Income tax	(1,908)	(883)	(53.7)
Share in income from companies carried by the equity method	67	68	1.5
Income for the period	2,995	1,391	(53.5)
Income attributable to minority interests	179	134	(25.1)
NET INCOME	2,816	1,257	(55.4)

Press Release

BREAKDOWN OF REPSOL YPF

OPERATING PROFIT, BY BUSINESSES

(Million Euro)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	January – September		Change
	2008	2009	%
Upstream	1,999	618	(69.1)
LNG	88	39	(55.7)
Downstream	1,540	766	(50.2)
YPF	1,046	663	(36.6)
Gas Natural SDG	423	560	32.4
Corporate & others	(24)	(162)	575

TOTAL	5,072	2,484	(51.0)

“CORE BUSINESS” OPERATING HIGHLIGHTS

	January – June		Change
	2008	2009	%
Oil and gas production (Thousand boepd)	334	328	(1.6)
Crude processed (Thousand tons)	29.8	25.3	(15.4)
Sales of oil products (Thousand tons)	32,618	28,037	(14)
Sales of petrochemical products (Thousand tons)	2,120	1,706	(19.5)
LPG sales (Thousand tons)	2,365	2,236	(5.4)

Press Release

YPF OPERATING HIGHLIGHTS

	January – June		Change
	2008	2009	%
Oil and gas production (Thousand boepd)	623	588	(5.6)
Crude processed (Thousand tons)	12.6	11.9	(5.8)
Sales of oil products (Thousand tons)	11,514	10,448	(9.3)
Sales of petrochemical products (Thousand tons)	1,171	1,073	(8.4)
LPG sales (Thousand tons)	290	312	(7.7)

Press Release

REPSOL YPF COMPARATIVE BALANCE SHEET

(Million Euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	DECEMBER 2008	SEPTEMBER 2009
NON-CURRENT ASSETS
Goodwill	2,851	4,506
Other intangible assets	1,228	2,373
Property, Plant and Equipment	25,737	31,848
Investment property	31	39
Equity-accounted financial investments	525	535
Non-current financial assets	2,466	2,194
Deferred tax assets	1,463	1,627
Other non-current assets	276	350
CURRENT ASSETS
Non-current assets classified as held for sale (*)	1,251	1,273
Inventories	3,584	4,077
Trade and other receivables	6,632	6,559
Other current financial assets	494	216
Cash and cash equivalents	2,891	2,418

TOTAL ASSETS	49,429	58,015

TOTAL EQUITY
Attributable to equity holders of the parent	20,100	20,025
Attributable to minority interests	1,170	1,606
NON-CURRENT LIABILITIES
Subsidies	108	239
Non-current provisions	2,710	3,057
Non-current financial debt	10,315	15,128
Deferred tax liabilities	2,554	3,170
Other non-current liabilities	1,451	3,015
CURRENT LIABILITIES
Liabilities associated with non-current assets held for sale (*)	601	590
Current provisions	437	160
Current financial liabilities	1,788	3,322
Trade debtors and other payables:
Current debt for finance leases	31	165
Other trade debtors and payables	8,164	7,538

TOTAL LIABILITIES	49,429	58,015

Liabilities associated with non-current assets held for sale (*)

Press Release

PERIOD HIGHLIGHTS

Repsol and the Basque Energy Board (Ente Vasco de la Energía) agree to create a network for electrical cars

The October 29th agreement sets out the plans for the partners to carry out an initial study to asses the viability of different battery-recharging systems and quick-change battery services for electric vehicles. Following the initial study, technical specifications for the chosen solution will be determined and the ideal locations to develop the network will be selected. The agreement aims to contribute to security of supply with fuels that are efficient in terms of costs and which contribute to achieving global sustainability targets.

Shenzi beats production expectations by 20%

On October 30th Repsol and its partners made two new finds in the Shenzi field in deep waters of the Gulf of Mexico. The new pay found in two reservoirs in the existing G104 and Shenzi-8 wells confirms the potential of Shenzi, where the 120,000 boe/day output is already 20% above initial production expectations. Repsol and its partners began producing oil and gas from Shenzi at the end of March 2009.

The Gulf of Mexico is one of the world’s most attractive offshore areas for the oil industry and helps Repsol achieve its aim of increasing its exposure to OECD countries.

THIRD QUARTER 2009

Perla 1X in Venezuela is confirmed as Repsol’s largest ever gas find

Repsol has confirmed in Venezuela its biggest ever gas discovery and the largest find of its kind made in that country. During production tests, the well flowed 570,000 cubic metres/day of gas with 620 barrels of condensate per day and. It is estimated that the field contains recoverable gas volumes of between 1 and 1.4 billion barrels of oil equivalent.

According to the IHS information service, the Perla discovery is amongst the five largest hydrocarbons finds worldwide in 2009.

Press Release

Antonio Brufau opens Canaport LNG, the first such terminal to be built in Canada

On September 17th Chairman Antonio Brufau officially opened the Canaport LNG terminal in Canada, marking the completion of the first of ten key projects outlined in the company’s 2008-2012 Strategic Plan. The terminal is the first of its kind to be built on the east coast of North America in 30 years, and the first ever to be built in Canada. The 1 Bcf per day facility can supply enough gas to heat 5 million homes and marks the entry of Repsol in the United States’ gas market.

First hydrocarbons find offshore Sierra Leone

On September 17th Repsol and partners Anadarko, Woodside and Tullow made the first discovery of hydrocarbons offshore Sierra Leone. The find was made in the Venus B-1 well in block SL 6/07, which reached a depth of 5.638 metres in water 1,798 meters deep. Venus is the first well drilled in the area.

Abare West, a new discovery in Brazil’s Santos Basin

On September 15th Repsol announced a new oil and gas discovery in block BM-S-9 of Brazil’s deep water Santos Basin. The find was made in the well 4-SPS-66C, known as Abare West, of the Carioca area. The well is 290 kilometres from the coast of Sao Paulo, in water 2,163 metres deep. Tests are underway to determine the size and quality of the well.

Guara estimated to hold between 1.1 and 2 billion barrels of oil equivalent

Repsol and partners Petrobras and BG Group announced on September 9th that they completed initial production tests in the Guara well, in Brazil’s Santos Basin, and estimate recoverable volumes of light crude and gas at between 1.1 billion and 2 billion barrels of oil equivalent.

Due to the field’s potential, the consortium will install a Floating Production, Storage and Offloading vessel (FPSO) to produce 120,000 boe/d, which would make it the second producing field in the Santos Basin.

Repsol, leader in transparency according to the Dow Jones index

For the fourth consecutive year, Repsol is part of the selective world and European sustainability indexes DJSI World (Dow Jones Sustainability Index STOXX) for its performance in sustainability. These indices were published in September.

Press Release

The company is rated “best in class” in the Oil & Gas sector in the social dimension, receiving the maximum score in the index for transparency, human capital development and social impact in communities. For the first time, Repsol won top marks in climate change, biodiversity and social awareness management.

Repsol named Energy Company of the Year

Repsol won the Energy Company of the Year Award, awarded by the Petroleum Economist on September 2nd in recognition of its achievements in 2008, centred on the implementation of the company’s strategic plan. Repsol Chairman Antonio Brufau, was among the finalists for the Executive of the Year award in recognition of his achievements since his appointment in October 2004.

Repsol was the only Spanish company nominated for these awards.

SECOND QUARTER 2009

Vampira discovery in Brazil

On July 28th Repsol confirmed the existence of traces of light crude oil and gas in the Vampira well, located in block S-M-789, in the BM-S-48 area, at about 200 kilometres from the coast of Sao Paulo, at a depth of 140 metros in the Santos Basin. Repsol is the operator of the block, with a 40% stake, and is partnered by Petrobras (35%), Vale (12.5%) and Woodside (12.5%). Work is currently underway to establish the quantity and quality of the hydrocarbons.

Two discoveries in Spanish Mediterranean waters

On July 1st Repsol made two new offshore oil discoveries in the Spanish Mediterranean. The Montanazo D-5 and Lubina-1 wells are located 45 kilometres from the coast of Tarragona could increase Spain’s oil production fourfold. Repsol, with a 75% stake, is the operator of the first of these discoveries, in a consortium with Gas Natural (17.7%) and Cepsa (7.3%). In the second discovery, Repsol is the sole holder.

Initial production tests produced flows of 3,800 bpd in Montanazo D-5 and 3.700 bpd in Lubina-1. Preliminary estimates show that the Montanazo and Lubina wells could produce oil for between five and seven years, extending the productive lives of the area. Both wells will be tied back to the Casablanca platform.

Press Release

Repsol named best Ibex-35 company for online financial information

Repsol was awarded on June 24th the status of Best Spanish Company for Financial Information on the Internet at the eighth edition of the annual awards ceremony held by the Spanish Association of Accounting and Business Administration (AECA), in the category of Ibex-35 companies. The AECA Awards aim to recognise the importance that new technologies have in developing a more efficient information market and the effect they have on the correct allocation of financial resources. Repsol has previously won this award in 2005, 2006, and 2007.

Repsol wins award for its integration policies for the disabled

Repsol on June 16th won the Fundación Empresa y Sociedad disability award for being the company that creates most jobs for the disabled. These award recognise the best corporate policies in integration for disabled people.

Repsol has more than 348 disabled workers, more than 2% of its workforce, and has its own global accessibility framework which has been implemented in Spain’s only two service stations with global accessibility and the AENOR certification.

Panoramix; gas and condensate in shallow waters offshore Brazil

On May 11th Repsol made a new gas and condensates find in the shallow waters of the Santos Basin offshore Brazil, confirming the potential of the area and its strategic importance for the company. The production tests showed a maximum gas flow of 378,600 cubic metres/day and 1,570 bpd of condensate. Repsol is the operator of the exploration consortium with a 40% stake. Partners include Petrobras (35%), Vale (12.5%) and Woodside (12.5%).

First find offshore Libya

On April 1st Repsol made its first offshore hydrocarbons discovery off the coast of Libya, a country where Repsol has a key presence as the largest foreign oil company. With this discovery, the company strengthens its position as the first private oil company in Libya The well, drilled to a depth of 4,820 metres in 50 metres of water, is the first drilled in block NC202, about 15 kilometres offshore Libya. The block is located in the Sirte Basin, and was awarded to Repsol and its partners in November 2003.

Press Release

Piracuca and Iguazu; the Santos basin’s potential is confirmed

Repsol and Petrobras confirmed on April 13th the commercial viability of a discovery made in January in the Piracuca well, in the BM-S-7 block of Brazil’s Santos Basin. Preliminary estimates indicate there could be 550 mboe of oil in place of light oil and natural gas.

On April 15th, Repsol announced a new discovery in the Santos’s Basin. The well known as Iguazu, is located in block BM-S-9, 340 kilometres off the Sao Paulo coast and at 2,140 meters deep, in the same evaluation area as the Carioca and Guara fields. Repsol has a 25% stake in the discovering consortium.

FIRST QUARTER 2009

Gas find in Moroccan waters

On March 30th Repsol discovered gas in the Tanger-Larache area, 40 kilometres from the coast of Morocco. The find is comprised of two columns of gas totalling 90 metres were uncovered in the Anchois-1 well, drilled to a depth of 2,359 metres. Repsol operates the consortium with a 36% stake.

Buckskin, a new and significant find in the Gulf of Mexico

Repsol on February 6th announced a significant new oil find in the Buckskin well, in US waters of the Gulf of Mexico. The discovery was made 300 kilometres offshore Houston. Repsol is the operator of the well which shows indications of the existence of significant light and sweet oil resources. It is adjacent to and of a similar geological structure to the Chevron-operated Jack field.

Four new gas finds in Algeria

On January 26, Repsol has made three new gas finds in Algeria’s Sahara desert: One in the Reggane basin, where the company has already had a number of successes, another in the Ahnet Basin, and a third in the Berkine Basin. Initial production tests showed output of 1 million cubic metres/day, indicating the new finds have high gas potential. On April 1st, Repsol made a new find in the Ahnet basin, to the east of the prolific Reggane basin, confirming the potential of the area and offering new development possibilities. Repsol, with a 33.75% stake, operates the consortium which drilled the TGFO-1 well.

Press Release

New management structure

Repsol’s board of directors approved on February 26th changes to the company’s management structure aimed at simplifying and concentrating the management team. The new structure reduces by three the number of business units and is a rationalisation and simplification of Repsol’s management structure, reinforcing multidisciplinary business profiles with a global vision and ability to adapt to change.

Repsol’s AGM approved a 5% dividend rise

At the 2009 annual general meeting shareholders agreed the payment of a gross dividend from 2008 earnings of 1.05 euros per share, a rise of 5% from that paid from 2007 earnings. The total amount paid from 2008 earnings represents 47.3% of the year’s net income and is in line with the payout of other industry rivals.

This document contains statements that Repsol YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief, or current expectations of Repsol YPF and its management, including statements with respect to trends affecting Repsol YPF’s financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volume and reserves, as well as Repsol YPF’s plans, expectations or objectives with respect to capital expenditures, business, strategy, geographic concentration, costs savings, investments and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond Repsol YPF’s control or may be difficult to predict.

Repsol YPF’s future financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volumes, reserves, capital expenditures, costs savings, investments and dividend payout policies, as well as future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by Repsol YPF and its affiliates with the Comisión Nacional del Mercado de Valores in Spain, the Comisión Nacional de Valores in Argentina, and the Securities and Exchange Commission in the United States; in particular, those described in Section 1.3 “Key information about Repsol YPF – Risk Factors” and Section 3 “Operating

Press Release

and Financial Review and Prospects” in Repsol YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008 filed with the US Securities and Exchange Commission and available on Repsol YPF’s website (www.repsol.com). In light of the foregoing, the forward-looking statements included in this document may not occur.

Repsol YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.

This document does not constitute an offer to purchase, subscribe, sale or exchange of Repsol YPF’s or YPF Sociedad Anonima’s respective ordinary shares or ADSs in the United States or otherwise. Repsol YPF’s and YPF Sociedad Anonima’s respective ordinary shares and ADSs may not be sold in the United States absent registration or an exemption from registration under the US Securities Act of 1933, as amended.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission (“SEC”) currently permits oil and gas companies to disclose in their SEC filings only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this document, such as probable reserves, or possible reserves, or recoverable reserves, or resources among other, that SEC rules currently do not permit us to include in our filings with the SEC. U.S. Investor are urged to consider closely the disclosure in our Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed with the SEC and available on Repsol YPF’s website (www.repsol.com). You can also obtain this information from the SEC by calling 1-800-SEC-0330 or at www.sec.gov. SEC rules were revised in 2008 and will permit additional disclosures to be made in certain SEC filings made after January 1, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: November 12th, 2009	By:	/s/ FERNANDO RAMÍREZ
	Name:	Fernando Ramírez
	Title:	Chief Financial Officer